Exhibit 99.1

Genius Group Set to Commence Trading Today on NYSE American Under Ticker Symbol ‘GNS’

SINGAPORE – April 12, 2022 – Genius Group Ltd. (“Genius Group” or the “Company”) is pleased to announce the Company’s ordinary shares are expected to commence trading on the NYSE American today under the ticker symbol “GNS.”

“Our listing on the NYSE American represents a major milestone in the ongoing growth of Genius Group and our GeniusU Edtech platform. I am very proud of our entire team and global community who have all played a role in making this achievement possible.” commented Roger James Hamilton, Founder and CEO of Genius Group. “The four acquisitions completed with our IPO expand our education offerings into new age groups with a lifelong learning, A.I.-driven, personalized pathway for our students. Our entrepreneurial curriculum now extends from early learning through primary school, secondary school, university, adult learning and corporate training. We are looking forward to our post-IPO journey, with our ongoing focus on providing our students with the leadership, entrepreneurial and life skills to succeed in today’s fast-changing world.”

Yesterday the Company announced the pricing of its initial public offering of 3,272,727 ordinary shares at a price of $6.00 per share to the public. In addition, the Company’s underwriters have exercised their over-allotment option in full for an additional 490,909 ordinary shares at a price of $6.00 per share. In total, the Company is issuing 3,763,636 ordinary shares for a total of $22,581,816 of gross proceeds to the Company.

Boustead Securities, LLC acted as the sole underwriter for the offering.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.7 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies being acquired at the time of the closing of the IPO (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s AI powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England, UK.

Genius Group’s post-IPO plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the start of trading of the ordinary shares. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus for the offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For Underwriter Inquiries Please Contact:

Boustead Securities, LLC

Daniel J. McClory, Head of Equity Capital Markets

dan@boustead1828.com

Tel: +1 949 502 4408

Company Contact:

Dave Gentry

RedChip Companies, Inc.

Phone: +1 407 491 4498

GNS@redchip.com